UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

LBi International N.V.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

The Netherlands

(Jurisdiction of Subject Company’s Incorporation or Organization)

LBi International N.V.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Ordinary Share ISIN NL0009508720

Subscription Rights ISIN NL0009508738

(CUSIP Number of Class of Securities (if applicable))

Luke Taylor (CEO) and Huub Wezenberg (CFO)

LBi International N.V.

Joop Geesinkweg 209

1096AV Amsterdam, the Netherlands

011 31 20 460 4500

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

Thomas B. Shropshire, Jr.

Richard Riecker

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

011 44 20 7456 2000

Not applicable

(Date Tender Offer/Rights Offering Commenced)

This Form CB/A is being furnished by LBi International N.V., registered with the Dutch Commercial Register under number 30277334, a company organized and existing under the laws of the Netherlands (“New LBi”), which was previously known as Obtineo Netherlands Holding N.V. (“Obtineo”), in connection with New LBi’s proposed rights issue.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1*	Listing and rights issue prospectus.

Item 2. Informational Legends

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, has been included in the press release.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.2*	Press release by LBI International AB (publ) and Obtineo, dated July 19, 2010 and entitled “Delisting of LBI International AB shares on NASDAQ OMX Stockholm and NYSE Euronext Amsterdam with last trading day on 26 July 2010.”
99.3*	Press release by LBI International AB (publ) and Obtineo, dated July 23, 2010 and entitled “LBi announces publication of Prospectus and terms of EUR 10 million Rights Offering.”
99.4	Press release by New LBi, dated August 17, 2010 and entitled “LBi announces the extension of exercise period for holders of SETs registered with Euroclear Sweden in relation to its EUR 10 million Rights Offering.”

*	Previously provided with the Form CB furnished to the Securities and Exchange Commission on July 26, 2010

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Obtineo with the Securities and Exchange Commission on April 14, 2010.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LBI INTERNATIONAL N.V.

By:	/s/ Luke Taylor	By:	/s/ Huub Wezenberg
Name:	Luke Taylor	Name:	Huub Wezenberg
Title:	CEO	Title:	CFO
Date:	August 26, 2010	Date:	August 26, 2010